EXHIBIT 1

02-013 Date: October 11, 2002 Contact:
NEWS	Investor/Media Relations:
For Immediate Release Agrium appoints new director to board	Jim Pendergast Phone (403) 225-7357 Fax (403) 225-7609 E-mail: investor@agrium.com WWW: http://www.agrium.com

CALGARY, Alberta – The Board of Directors of Agrium Inc. (TSX and NYSE: AGU) announced today that Victor J. Zaleschuk was appointed to the Board of Directors effective October 3, 2002.

Mr. Zaleschuk, a Calgary resident, is former President and Chief Executive Officer of Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001. Prior to that he held the position of Senior Vice President, Finance and Chief Financial Officer from 1986.

He received his Bachelor of Commerce Degree from The University of Saskatchewan in 1965 and became a Chartered Accountant in 1967. Mr. Zaleschuk has significant experience in both the petroleum industry and oil and gas finance. From 1982-86, he spent four years as Vice-President, Finance of Co-Enerco. From 1976 to 1982, he was Vice President, Financial Planning and Comptroller of Dome Petroleum Ltd. Prior to this, Mr. Zaleschuk held senior financial positions with Siebens Oil and Gas Ltd. and Hudson’s Bay Oil and Gas Company.

Mr. Zaleschuk is a member of the Board of Directors of Cameco Corporation and Nexen Inc.

Agrium Inc. is a leading global producer and marketer of fertilizer and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets four primary groups of fertilizers: nitrogen, phosphate, potash and sulphur. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.